June 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Jan Woo, Legal Branch Chief

Re:	Elys Game Technology, Corp.
Registration Statement on Form S-3
File No. 333-256815 Request For Acceleration

Ladies and Gentlemen:

Elys Game Technology, Corp. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-256815), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) so that it may become effective at 5:00 p.m., Washington, D.C. time, on Monday, June 14, 2021, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. or Patrick J. Egan, Esq. of Gracin & Marlow, LLP, to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457 or Mr. Egan at (914) 557-5574 or (212) 907-6457 with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Very truly yours,

Elys Game Technology, Corp.

By:	/s/ Michele Ciavarella
Name: Michele Ciavarella
Title: Executive Chairman

cc:	Leslie Marlow, Esq., Gracin & Marlow, LLP
Patrick J. Egan, Esq., Gracin & Marlow, LLP